UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to

Section 15(D) of the Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File No. 1-01342

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:

CP 401(k) SAVINGS PLAN

120 South Sixth Street, Suite 1000

Minneapolis, Minnesota

55402 United States

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:

Canadian Pacific Railway Limited

7550 Ogden Dale Road S.E.

Calgary, Alberta T2C 4X9

CP 401(k) SAVINGS PLAN

Formerly known as Canadian Pacific Savings Plan for U.S.

Management Employees

Employer ID No.: 41-6009079

Number: 0002

Financial Statements as of and for the Years Ended

December 31, 2014 and 2013, Supplemental Schedules

as of and for the Year Ended December 31, 2014, and

Report of Independent Registered Public Accounting Firm

CP 401(k) SAVINGS PLAN

FORMERLY KNOWN AS CANADIAN PACIFIC SAVINGS PLAN FOR U.S. MANAGEMENT EMPLOYEES

TABLE OF CONTENTS

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3–4

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013:

Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7–21

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014:	22

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	23

Schedule H, Part IV, Question 4a—Schedule of Delinquent Participant Contributions	24

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of CP 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of CP 401(k) Savings Plan (formerly known as Canadian Pacific Savings Plan for U.S. Management Employees) (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014, and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

December 18, 2015

CP 401(k) SAVINGS PLAN

FORMERLY KNOWN AS CANADIAN PACIFIC SAVINGS PLAN FOR U.S. MANAGEMENT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:
Cash	$641	$—
Investments, at fair value—participant directed:
Mutual funds:
Dodge and Cox Stock Fund	12,216,730	8,970,116
American Funds EuroPacific Growth Fund	2,126,157	1,171,707
Oppenheimer International Growth Fund	9,586,435	5,116,614
Wells Fargo Diversified Equity Fund	—	4,832,659
JP Morgan Small Cap Equity Fund	15,673,880	8,055,081
JP Morgan Large Cap Growth	16,897,480	—
PIMCO Total Return Fund	9,782,731	6,106,439
Wells Fargo Advantage Index Fund	—	3,158,209
Mainstay Large Cap Growth CLI Fund	—	11,619,055
Aston/Fairpointe Mid Cap Index Fund	8,956,415	4,033,496
Wells Fargo Advantage Dow Jones Target Today	1,159,408	483,046
Wells Fargo Advantage Dow Jones Target 2010	3,800,733	1,799,927
Wells Fargo Advantage Dow Jones Target 2020	6,828,757	2,507,376
Wells Fargo Advantage Dow Jones Target 2030	4,259,670	1,077,293
Wells Fargo Advantage Dow Jones Target 2040	3,574,650	1,039,423
Wells Fargo Advantage Dow Jones Target 2050	1,635,865	416,046

Total mutual funds	96,498,911	60,386,487
Equity – Canadian Pacific Ltd. Stock	870,766	—
Common/collective trust-Wells Fargo Collective Stable:
Return Fund N35	—	14,902,415
Return Fund N	24,251,479	—
Wells Fargo Blackrock S&P 500 Index Fund	20,537,255	—
Guaranteed investment contract	1,398,038	404,702

Total investments, at fair value	143,556,449	75,693,604

Notes receivable from participants	3,031,830	1,452,490

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	146,588,920	77,146,094

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITHIN COMMON/COLLECTIVE TRUST	(336,881)	(117,409)

NET ASSETS AVAILABLE FOR BENEFITS	$146,252,039	$77,028,685

The accompanying notes are an integral part of these financial statements.

CP 401(k) SAVINGS PLAN

FORMERLY KNOWN AS CANADIAN PACIFIC SAVINGS PLAN FOR U.S. MANAGEMENT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
INVESTMENT INCOME:
Net appreciation in fair value of investments:
Mutual funds	$4,001,638	$10,871,936
Common/collective trust	1,347,477	173,891
Guaranteed investment contract	3,281	177
Canadian Pacific Ltd. Stock	(32,648)	—
Interest and dividends	1,011,539	612,555
Mutual fund rebate income	127,735	103,826

Investment income before investment-related expenses	6,459,022	11,762,385

Less investment-related expenses	(151,416)	(104,289)

Net investment income	6,307,606	11,658,096

CONTRIBUTIONS:
Participant	3,681,499	3,226,196
Employer	1,100,167	802,193

Total contributions	4,781,666	4,028,389

DEDUCTIONS:
Benefits paid to participants	(15,484,741)	(6,678,270)

(DECREASE)/INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	(4,395,469)	9,008,215

TRANSFERS INTO PLAN
DM&E Employee Savings Plan merger	—	7,902,495
Soo Savings Plan for TCU Employees merger	7,012,721	—
Soo Line 401(k) Plan for Union Employees merger	64,655,927	—
Transfer of loans related to merger	1,865,625	—
Transfer of assets unrelated to merger	314,373	—

TRANSFERS OUT OF PLAN
Transfer out to other plans prior to CP 401(k) Savings Plan merger	(229,823)	—

Total transfers into and out of Plan	73,618,823	7,902,495

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	69,223,354	16,910,710

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	77,028,685	60,117,975

End of year	$146,252,039	$77,028,685

The accompanying notes are an integral part of these financial statements.

CP 401(k) SAVINGS PLAN

FORMERLY KNOWN AS CANADIAN PACIFIC SAVINGS PLAN FOR U.S. MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	SUMMARY DESCRIPTION OF THE PLAN

The following description of the CP 401(k) Savings Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General—The Plan is defined as a contribution savings plan covering all eligible employees of Soo Line Railroad Company, Delaware and Husdon Railway Company, Inc., and Dakota, Minnesota and Eastern Railroad Corporation (DM&E) (the “Companies”), including those covered by a collective bargaining agreement after October 27, 2014 (see Transfer of Assets below). The CP 401(k) Savings Plan Investment Committee controls and manages the administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (the “Code”), as amended. Wells Fargo Bank, NA (the “Trustee”) is the trustee and record-keeper of the Plan.

A resolution was adopted by the Companies on October 27, 2014 to amend the name of Canadian Pacific Savings Plan for U.S. Management Employees to CP 401(k) Savings Plan and the investment committee name was changed from the U.S. Soo Management 401k Investment Committee to the CP 401 (k) Savings Plan Investment Committee.

Transfer of Assets—The accounts of eligible DM&E employees previously included in the DM&E Employee Savings Plan was transferred into the Plan effective December 13, 2013. Net assets available for benefit totaling $7,902,495 were transferred into the Plan.

Effective October 27, 2014, the Soo Line 401(k) Plan for Union Employees and the Soo Savings Plan for TCU Employees merged into the CP 401 (k) Savings Plan. Net asset available for benefits of $64,655,927 and $7,012,721 were transferred into the Plan respectively.

Eligibility—As of October 27, 2014, qualified employees may participate in the Plan if they have reached the age of 18 and have completed 30 days of service with the Companies.

Prior to October 27, 2014, qualified employees could participate in the Plan if they had reached the age of 21 and have completed a full calendar month of service with the Companies.

Contributions—On October 27, 2014, allowed pretax participant contributions to the Plan were increased from 1% to 12% to 1% to 50% of their compensation to the Plan as an elective deferral savings contribution under Section 401(k) of the Code. Participants may change their contribution percentage every pay period. On October 27, 2014, the maximum allowable contribution percentage limitation at the Companies’ discretion was increased from 12% to 50% and is further limited to the maximum allowable deductible for federal income tax purposes of $17,500 in both 2014 and 2013. TCU Union participants who accumulated a balance of 120 hours of sick pay as of December 31 of each year may elect to convert a certain portion of these sick days into additional contributions to the Plan. The maximum sick leave that a participant had the option to convert into a sick leave pay deposit to the Plan was 80 hours per year. The value of the sick leave pay deposit was calculated using the hours elected by the participant, multiplied by a base pay amount, which was adjusted for cost of living as provided by the Plan document. These deposits were then included as employee contributions.

The Plan provides for an employer matching contribution of 50% of the first 6% of eligible compensation that the participant contributes. Employees covered by a bargaining agreement are not eligible for this match, except unionized employees on the DM&E who are eligible for this same match formula as of October 27, 2014. No employee is eligible for an employer matching contribution on their catch up contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions ($5,500 in both 2014 and 2013). The Plan allows for participant rollovers from other qualified plans. Participant rollover contributions totaled $111,113 and $1,076,649 for the years ended December 31, 2014 and 2013, respectively. Contributions in excess of Code limitations are returned to participants when determined. Excess contributions at December 31, 2014 and 2013, totaled $0 and $336, respectively. These funds are returned to participants in March of the following year.

Participant Accounts—Participants may direct their contributions and existing account balances to one or a combination of the investment options available. Investment options may be changed daily. Each participant’s account is credited with the participant’s contributions, related matching contributions (if applicable), and an allocation of Plan earnings from the participant’s respective elected investment fund options. Earnings of each investment fund are allocated daily based on the participant’s account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting—Participants are immediately vested in the value of their voluntary contributions, and rollover contributions, if any. Nonunion employees are also immediately vested in their employer matching contributions, plus earnings thereon. DM&E unionized employees are the only unionized employees eligible for matching contributions. If the DM&E Union Participant has completed three or more years of Vesting Service, the Participant is fully vested and is entitled to a benefit equal to the value of his or her Matching Contribution Account, if any. If the DM&E Union Participant has less than three years of Vesting Service, he or she shall be entitled to the vested portion of his or her matching Contribution Account according to the following schedule:

Years of Vesting Service Vested Percentage
Less than One	0%
One but less than Two	33%
Two but less than Three	66%
Three or more	100%

Forfeited Accounts—Forfeitures of the nonvested account balances result from participants who withdraw from the Plan before becoming fully vested in the matching contributions and earnings and losses thereon. At the discretion of the Companies, forfeited nonvested accounts may be used to pay reasonable administrative expenses of the Plan, applied to reinstate the participant’s account if the participant resumes employment at the Companies, credited against the Companies’ contributions, used to make any corrective contributions, or allocated among the accounts of the active participants. Forfeited amounts as of December 31, 2014 and 2013, totaled $485 and $0 respectively.

Notes Receivable from Participants—Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of the participant’s account. Loan maturities are five years or less, unless the loan qualifies as a home loan, in which case maturities may not exceed 10 years. Loans are repaid ratably over the repayment period through payroll deductions. The interest rate on participant loans is expected to be 2% over the prime lending rate at the time of origination. Interest rates on outstanding loans as of December 31, 2014, ranged from 4.25% to 10.25%, with loan maturities at various dates through 2023. Participant loans are collateralized by the underlying participant account balance.

Payment of Benefits—Interests are distributed to participants or beneficiaries upon death, disability, retirement, or termination of employment. Participants may elect to withdraw interests subject to certain limitations. Benefit distributions under the Plan are made in either a lump-sum payment of the participant’s account balance, a series of annual or more frequent installments, or a combination thereof, at the discretion of the participant.

Plan Termination—Although the Companies have not expressed any intent to do so, they have the right under the Plan to discontinue their contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated among the participants or beneficiaries in accordance with the Plan document.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies, which are in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting in conformity with U.S. GAAP and Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Investment Valuation and Income Recognition—Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. See Note 5 for discussion of adjusting fair value of fully benefit-responsive investment contracts to contract value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants—Notes receivables from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. In accordance with Internal Revenue Service (IRS) rules, participant loan defaults by participants who are not eligible to receive actual distributions from the Plan, such as participants who are active employees, are treated as “deemed” distributions under the Plan. In these circumstances, although the outstanding loan balance is reported as taxable income to the participants, the loan balance remains on the participants’ Plan accounts until the participants are eligible to receive a distribution from the Plan. Defaulted participant loans of participants who are eligible to receive distributions from the Plan are reclassified as distributions and offset from their Plan account balances.

Benefit Distributions—Benefits are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2014 and 2013, were $0 and $34,522, respectively.

Operating Expenses—Investment-related expenses are paid out of Plan assets. The Companies pay administrative expenses of the Plan at their discretion.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan provides for investments that, in general, are exposed to various risks, such as interest rates, market conditions, and credit risk. Due to the level of risk associated with certain investment securities, and the inherent uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term will affect the amounts reported in the Plan’s financial statements.

The Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

New Accounting Standards Not Yet Effective

Fair Value Measurements—In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). Under ASU 2015-07, investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. Investments that calculate net asset value per share (or its equivalent), but for which the practical expedient is not applied will continue to be included in the fair value hierarchy. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. An entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits.

This standard is effective for fiscal years beginning after December 15, 2015. The Plan has not adopted the amendments of ASU 2015-07 in its financial statements as of December 31, 2014 and is currently assessing its impact.

Employee Benefit Plan Accounting—In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient (“ASU 2015-12”). The FASB is issuing this Update in response to a proposal developed by the Emerging Issues Task Force (“EITF”) that simplifies certain aspects of employee benefit plan accounting.

Part I of ASU 2015-12 requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. Contract value is the relevant measure for those contracts because that is the amount participants normally would receive if they were to initiate permitted transactions (for example, withdrawals). The amendments in Part I are effective for fiscal years beginning after December 15, 2015; early application is permitted.

Part II of ASU 2015-12 requires that investments (both participant-directed and nonparticipant-directed) of employee benefit plans be grouped only by general type, such as the following: registered investment companies, government securities, common-collective trusts, pooled separate accounts, short-term securities, corporate bonds, common stock, mortgages, real estate and self-directed brokerage accounts. Plans would no longer have to disclose the net appreciation or depreciation in fair value of investments by general type or individual investments equal to or greater than 5% of net assets available for benefits. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient and that investment is in a fund that files a U.S. Department of Labor Form 5500 as a direct filing entity, disclosure of that investment’s strategy will no longer be required. The amendments in Part II are effective for fiscal years beginning after December 15, 2015; early application is permitted.

Part III of ASU 2015-12 provides a practical expedient to permit plans to measure investments and investment related accounts (for example, a liability for a pending trade with a broker) as of a month-end that is closest to the plan’s fiscal year end, when the fiscal period does not coincide with a month-end. If a plan applies the practical expedient and a contribution, distribution, and/or significant event occurs between the alternative measurement date and the plan’s fiscal year end, the plan should disclose the amount of the contribution, distribution, and/or significant event. The amendments in Part III are effective for fiscal years beginning after December 15, 2015; early application is permitted.

The Plan has not adopted the amendments of ASU 2015-12 in its financial statements as of December 31, 2014 and is currently assessing its impact.

3.	FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Basis of Fair Value Measurement

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2—Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly

Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common Stocks—Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds—Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Blackrock S&P Index Fund—The fund is a collective investment fund sponsored by Wells Fargo Bank who is the fund Trustee. Investment in the fund is limited to Qualified Retirement Plans and the fund is not publically traded. The fund is not registered with the SEC, but is subject to oversight by the Office of the Comptroller of the Currency (“OCC”). The fund is valued by Wells Fargo on a daily basis each business day using the end of day market value of all securities held in the fund and the total number of outstanding fund units. The individual holdings in the fund are publicly traded on major market exchanges and their end of day price and total shares held are used to determine the fund’s total market value. The fund’s Net Asset Value or NAV is equal to the total end of day market value of the fund divided by the number of outstanding fund units.

Common/Collective Trust—The common/collective trust is valued at the NAV as determined by the Trustee by using estimated fair value of the underlying assets owned by the common/collective trust as of December 31, 2014 and 2013. The NAV is used as a practical expedient for fair value. The NAV is based on the fair value of the underlying assets, which are traded in an active market, minus its liabilities then divided by the number of units outstanding. Generally, under ordinary market conditions, all common/collective trust positions provide daily market liquidity to Plan participants and the Plan (see Note 5).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2014 and 2013, the Plan invested in mutual funds and common/collective trust funds for which the fair value was determined based on the NAV of shares held by the Plan at year-end. In relation to these investments, the Plan had no unfunded commitments at December 31, 2014 and 2013. The Plan can redeem shares with minimal restrictions and can do so daily. Events that may lead to a restriction to transact with the funds are not considered probable.

Guaranteed Investment Contracts—Guaranteed investment contracts are valued at fair value as determined by the Trustee as of the valuation date; estimated fair value represents the amount the Plan would receive if the contract was terminated at the valuation date, which is book value, less an early withdrawal charge.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2014, the Plan invested in pooled separate accounts for which the fair value is determined based on the NAV of shares held by the Plan at year-end. In relation to these investments, the Plan had no unfunded commitments at December 31, 2014. The Plan can redeem shares with minimal restrictions and can do so daily. Events that may lead to a restriction to transact with the funds are not considered probable.

Transfers between Levels—The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan’s management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2014 and 2013, there were no transfers between levels.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2014 and 2013. As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Bonds	$9,782,731	$—	$—	$9,782,731
Small-Cap	15,673,880	—	—	15,673,880
Mid-Cap	8,956,415	—	—	8,956,415
Large-Cap	29,114,210	—	—	29,114,210
International	11,712,592	—	—	11,712,592
Targeted	21,259,083	—	—	21,259,083

Total mutual funds	96,498,911	—	—	96,498,911

Equity: Canadian Pacific Ltd	870,766	—	—	870,766
Wells Fargo Blackrock S&P 500 Index Fund	—	20,537,255	—	20,537,255
Common/collective trust	—	24,251,479	—	24,251,479
Guaranteed investment contract	—	—	1,398,038	1,398,038

Total investments, at fair value	$97,369,677	$44,788,734	$1,398,038	$143,556,449

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Bonds	$6,106,439	$—	$—	$6,106,439
Small-Cap	8,055,081	—	—	8,055,081
Mid-Cap	4,033,496	—	—	4,033,496
Large-Cap	12,128,325	—	—	12,128,325
Equity Growth	16,451,714	—	—	16,451,714
International	6,288,321	—	—	6,288,321
Targeted	7,323,111	—	—	7,323,111

Total mutual funds	60,386,487	—	—	60,386,487

Common/collective trust	—	14,902,415	—	14,902,415
Guaranteed investment contract	—	—	404,702	404,702

Total investments, at fair value	$60,386,487	$14,902,415	$404,702	$75,693,604

A reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the years ended December 31, 2014 and 2013 is as follows:

	Summary of Changes in Fair Value for Guaranteed Interest Contracts as of December 31, 2014 and 2013
	2014	2013
Balance—beginning of year	$404,702	$—
Transfers due to a plan merger	1,134,386	404,525
Unrealized gain relating to instruments still held at the reporting date	3,075	177
Sales, Realized Gains and Other	(144,125)	—

Balance—end of year	$1,398,038	$404,702

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements—In estimating fair value of the investments in Level 3, the Investment Committee may use third-party pricing sources or appraisers. In substantiating the reasonableness of the pricing data provided by third parties, the Investment Committee evaluates a variety of factors, including review of methods and assumptions used by external sources, recently executed transactions, existing contracts, economic conditions, industry and market developments, and overall credit ratings.

4.	INVESTMENTS

Plan investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013, are as follows:

	2014	2013
Dodge and Cox Stock Fund	$12,216,730	$8,970,116
Oppenheimer International Growth Fund	9,586,435	5,116,614
* Wells Fargo Diversified Equity Fund	**	4,832,659
JP Morgan Small-Cap Equity Fund	15,673,880	8,055,081
JP Morgan Large-Cap Equity Fund	16,897,480	***
PIMCO Total Return Fund	9,782,731	6,106,439
Mainstay Large Cap Growth CLI Fund	**	11,619,055
Aston/Fairpointe Mid Cap Index Fund	8,956,415	4,033,496
* Wells Fargo Collective Stable Return Fund N35	**	14,785,006
* Wells Fargo Collective Stable Return Fund N	23,914,598	***
* Wells Fargo Blackrock S&P 500 Index Fund	20,537,255	***

* Denotes a party-in-interest.

** Denotes fund that does not meet the 5% requirement in 2014

*** Denotes fund that does not meet the 5% requirement in 2013

The Wells Fargo Collective Stable Return Fund N and N35 are shown at contract value for 2014 and 2013 above, as the 5% is based on the statements of net assets available for benefits, which are presented at contract value. Plan investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value during the years ended December 31, 2014 and 2013, as follows:

	2014	2013
Common collective trusts—Wells Fargo Collective
Stable Return Fund N35	$115,874	$173,891
Stable Return Fund N	67,555	—
Wells Fargo Blackrock S&P 500 index fund	1,164,048	—

* Net appreciation in fair value of investments in common/ collective trust	$1,347,477	$173,891

Guaranteed investment contract	$3,281	$177

Net appreciation in fair value of guaranteed invest contract	$3,281	$177

Canadian Pacific Ltd. Stock	$(32,648)	$—

Net appreciation in fair value of Canadian Pacific Ltd. Stock	$(32,648)	$—

Registered investment companies:
Dodge and Cox Stock Fund	$895,862	$2,517,004
American Funds EuroPacific Growth Fund	(53,306)	38,865
Oppenheimer International Growth Fund	(316,057)	755,967
Janus Overseas Fund	—	173,012
* Wells Fargo Diversified Equity Fund	74,329	1,202,312
JP Morgan Small-Cap Equity Fund	957,567	1,862,899
JP Morgan Large-Cap Growth	877,505	—
PIMCO Total Return Fund	(38,561)	(351,148)
* Wells Fargo Advantage Index Fund	217,488	455,956
Mainstay Large-Cap Growth CLI Fund	404,303	3,131,852
Aston/Fairpointe Mid Cap Index Fund	690,164	686,458
* Wells Fargo Advantage Dow Jones Target Today	610	(4,861)
* Wells Fargo Advantage Dow Jones Target 2010	9,532	14,594
* Wells Fargo Advantage Dow Jones Target 2020	73,789	130,371
* Wells Fargo Advantage Dow Jones Target 2030	78,290	110,070
* Wells Fargo Advantage Dow Jones Target 2040	87,194	105,654
* Wells Fargo Advantage Dow Jones Target 2050	42,929	42,931

Net appreciation in fair value of investments in mutual funds	$4,001,638	$10,871,936

* Denotes a party-in-interest.

5.	INVESTMENT CONTRACTS

The Plan invests in investment contracts through the Wells Fargo Collective Stable Return Fund (“WFSR Fund”), one of the investment options available under the Plan. The WFSR Fund invests in guaranteed investment contracts and synthetic investment contracts. The WFSR Funds are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Notwithstanding a 12-month replacement notification requirement on the WFSR Fund, the WFSR Fund does not have limiting terms or restrictions on redemption. The WFSR Fund is not subject to future unfunded commitments, and it is not probable that it will be sold at a value other than NAV.

As stated in Note 3, the WFSR Fund, which is deemed to be fully benefit-responsive, is stated at fair value in the statements of net assets available for benefits, with a corresponding adjustment to reflect contract value. The fair value of the WFSR Fund as of December 31, 2014 and 2013 was $24,251,479 and $14,902,415, respectively. The corresponding contract value, based on the underlying contract value of the WFSR Fund as provided by the fund, was $23,914,598 and $14,785,006 as of December 31, 2014 and 2013, respectively. During 2014 and 2013, the average yield on the WFSR Fund was approximately 1.4% and 1.4%, respectively. This represents the annualized earnings of all investments in the WFSR Fund, divided by the fair value of all investments in the WFSR Fund. During 2014 and 2013, the crediting interest rate on the WFSR Fund was approximately 1.6% and 1.5%, respectively. This represents the annualized earnings credited to participants in the WFSR Fund, divided by the fair value of all investments in the WFSR Fund.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code; (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (3) any substantive modification of the WFSR Fund or the administration of the WFSR Fund that is not consented to by the issuer; (4) any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the WFSR Fund’s cash flow; (5) any communication given to participants by the Plan’s management or Wells Fargo Bank, N.A. that is designed to induce or influence participants to avoid investing in the WFSR Fund or to transfer assets out of the WFSR Fund; and (6) any transfer of assets from the WFSR Fund directly to a competing investment option. The occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is not probable.

The credit rating assigned to Wells Fargo by Standard & Poor’s is currently AA-. There are no reserves against the contract value for credit risk of the issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer, but will not be less than 0%. Such crediting rates are assessed on a quarterly basis.

6.	INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan has no benefit-responsive investment contracts with the Trustee. The Trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at fair value, which approximates contract value, as reported to the Plan by the Trustee.

There are no reserves against the fair value of the contracts. The crediting interest rates are based on a formula agreed upon with the issuer and is reset daily for the calculation of earnings. The interest is compounded annually. The crediting interest rates ranged from 1.17% to 1.57% and 1.22% to 1.67% at December 31, 2014 and December 31, 2013 respectively.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Trustee is authorized under contract provisions, and by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control. Certain Plan investments, including shares of mutual funds and units of common/collective trusts, which are managed by the Trustee as defined by the Plan, and therefore these transactions qualify as exempt party-in-interest transactions. Fees paid for investment management services were included as a reduction of the return earned on each fund.

8.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Companies’ remitted certain participant contributions to the Trustee later than required by the Department of Labor (“DOL”) Regulation 2510.3-102. Participant accounts have been credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis as required by the DOL guidelines. In addition, the Companies will file a form 5330 with the Internal Revenue Service and pay the required Excise tax on the transactions.

9.	TAX STATUS

The Plan received a determination letter from the IRS dated October 20, 2015, indicating that the Plan constitutes a qualified trust under Section 401(a) of the IRC Code and is, therefore, exempt from federal income taxes under provisions of Section 501(a).

During 2015, the Companies discovered certain operational issues that occurred during prior years that would affect the tax qualified status of the Plan and its related trust. In order to prevent the Plan from losing its qualified status, the Companies are in the process of taking the necessary corrective actions in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS). The Companies have represented that it will take all necessary actions to correct the failures, and to preserve the Plan’s qualified status.

U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in progress. The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2011.

10.	ISSUANCE OF UNREGISTERED SHARES

Effective July 1, 2014, the terms of the Plan were amended to permit Canadian Pacific Railway Limited (“CPRL”) common stock to be included as an investment option for eligible Plan participants. Inadvertently, CPRL failed to register with the U.S. Securities and Exchange Commission the issuance of the CPRL common stock held by the Plan. As of December 31, 2014, 4,519 CPRL shares were held by Plan participants. The Plan participants purchased these shares at a total cost of $904,405.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The investment in common/collective trust fund is recorded at fair value with an adjustment to contract value for financial statement presentation. For 2014 Form 5500 reporting purposes, the contracts are presented at fair value.

A reconciliation of net assets available for benefits according to the financial statements to the Plan’s Form 5500 is as follows:

	December 31,
	2014	2013
Net assets available for benefits per financial statements	$146,252,039	$77,028,685
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	336,881	117,409

Net assets available for benefits per Form 5500	$146,588,920	$77,146,094

	Year Ended December 31,
	2014	2013
Net increase in net assets per financial statements	$69,223,354	$16,910,710
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	219,472	(272,935)
Asset transfer from Soo Savings Plan for TCU Employees	(7,012,721)	—
Asset transfer from Soo Line 401k Plan Union	(64,655,927)	—
Asset transfer from DM&E Employee Savings Plan	—	(7,902,495)
Transfer of loans related to merger	(1,865,625)	—
Transfer of asset unrelated to merger	(314,373)	—
Transfer out to other plans prior to CP 401(k) Savings Plan merger	229,823	—
Net (loss)/ income per Form 5500	$(4,175,997)	$8,735,280

SUPPLEMENTAL SCHEDULES

CP 401(k) SAVINGS PLAN

FORMERLY KNOWN AS CANADIAN PACIFIC SAVINGS PLAN FOR U.S. MANAGEMENT EMPLOYEES

EIN 41-6009079

Plan Number 0002

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
	Cash	Cash		$641
	Dodge and Cox Stock Fund	Mutual fund		12,216,730
	American Funds EuroPacific Growth Fund	Mutual fund		2,126,157
	Oppenheimer International Growth Fund	Mutual fund		9,586,435
	JP Morgan Small-Cap Equity Fund	Mutual fund		15,673,880
	JP Morgan Large-Cap Equity Fund	Mutual fund		16,897,480
	PIMCO Total Return Fund	Mutual fund		9,782,731
	Aston/Fairpointe Mid Cap Index Fund	Mutual fund		8,956,415
*	Wells Fargo Advantage
	Dow Jones Target Today	Mutual fund		1,159,408
*	Wells Fargo Advantage
	Dow Jones Target 2010	Mutual fund		3,800,733
*	Wells Fargo Advantage
	Dow Jones Target 2020	Mutual fund		6,828,757
*	Wells Fargo Advantage
	Dow Jones Target 2030	Mutual fund		4,259,670
*	Wells Fargo Advantage
	Dow Jones Target 2040	Mutual fund		3,574,650
*	Wells Fargo Advantage
	Dow Jones Target 2050	Mutual fund		1,635,865
*	Wells Fargo Collective Stable Return Fund N	Common/collective trust		24,251,479
*	Wells Fargo Blackrock S&P Index Fund	Index fund		20,537,255
	Canadian Pacific Ltd	Equity		870,766
	Guaranteed investment contract	Guaranteed 5-year contracts, maturing through 2017, interest rates at 1.17% and 1.57%		1,398,038
*	Notes receivable from participants	Notes receivable from participants, maturing through 2023, interest rates ranging from 4.25% to 10.25%		3,031,830

				$146,588,920

*	Denotes a party-in-interest.
**	Cost information has been excluded, as it is not required for participant-directed investments.

CP 401(k) SAVINGS PLAN

FORMERLY KNOWN AS CANADIAN PACIFIC SAVINGS PLAN FOR U.S. MANAGEMENT EMPLOYEES

EIN 41-6009079

Plan Number 002

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—SCHEDULE OF DELINQUENT

PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

		Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected
Participant Contributions Transferred Late to the Plan		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	under VFCP and PTE 2002-51

Check here if late participant loan contributions are included	☒	$—	$415,315	$—	$—

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CP 401(k) SAVINGS PLAN

Date: December 18, 2015	/s/ Paula Jones
Paula Jones
Director Benefits and Wellness – US Soo Line Railroad Company, its administrator

/s/ Scott Cedergren
Scott Cedergren
Secretary Soo Line Railroad Company, its administrator

EXHIBIT INDEX

Exhibit	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP